UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on E&P assets in the Espírito Santo Basin

Rio de Janeiro, March 18, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release dated 01/15/2020, announces the beginning of the binding phase regarding the sale of its entire interest in two sets of offshore concessions, called Golfinho Cluster and Camarupim Cluster, located in deep waters, in the Espírito Santo Basin, in Espírito Santo state.

Qualified parties for this phase will receive a process letter with instructions on the divestment process, including guidelines for due diligence and submission of binding proposals.

This disclosure complies with Petrobras’ divestment guidelines and is aligned with the provisions of the special procedure for assignment of rights on exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9,355/2018.

This transaction is in line with the portfolio optimization and the improvement of the company’s capital allocation, aiming at generation value for its shareholders.

About the offshore clusters

Golfinho Cluster is located at a water depth between 1,300 m and 2,200 m, comprising the fields of Golfinho, oil producer, and Canapu, non-associated gas producer, and the BM-ES-23 exploratory block. The average total production of the fields between 2018 and 2019 was 15 thousand bpd of oil and 750 thousand m3/day of gas.

Camarupim Cluster is located in a water depth between 100 m and 1,050 m, comprising the unitized fields of Camarupim and Camarupim Norte, both producers of non-associated gas.

Petrobras has 100% stake in the Golfinho and Camarupim Clusters(*) concessions, with the exception of the BM-ES-23 exploratory block, in which it holds a 65% majority stake, in partnership with PTTEP (20%) and Inpex (15%). Petrobras is the operator in all concessions.

(*) The process of acquisition by Petrobras of Ouro Preto’s stake in Camarupim Norte field was started in August 2018 and is expected to be concluded in the 2nd quarter of 2020.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company’s officers. The terms: “anticipates”, “believes”, “expects”, “predicts”, “intends”, “plans”, “projects”, “aims”, “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company’s operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2020.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer